United States securities and exchange commission logo





                            June 6, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 10, 2023
                                                            File No. 001-40916

       Dear David Gow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed May 10, 2023

       Cautionary Note Regarding Forward-Looking Statements, page 5

   1. We note your statements on this page that investors "should not place undue reliance" on the forward-looking
statements in deciding how to vote their shares of SportsMap
                                                        Common Stock on the
proposals set forth in the proxy statement. We also refer to your statements on pages 115
and 116 cautioning investors not to place undue reliance on
                                                        prospective financial
information included in the prospectus. Please revise
                                                        thesestatements to
remove any implication that investors are not entitled to rely on disclosure in your
registration statement.
 David Gow
FirstName
SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
June 6, 2023NameSportsMap Tech Acquisition Corp.
June 6,
Page 2 2023 Page 2
FirstName LastName
Questions and Answers about the Business Combination, page 7

2. We note your disclosure that SportsMap stockholders elected to redeem 9,865,056 public shares of SportsMap common stock in connection with the special meeting of SportsMap stockholders held on April 14, 2023. Please amend your disclosure in the summary term sheet, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.
Q: How will the level of redemptions by SportsMap Stockholders affect the ownership of non-redeeming SportsMap Stockholders in New ICI . . ., page 8

3. We note that the post-business combination ownership level of your SportsMap Advisors appears to reflecting the $4,025,000 fee payable to Roth Capital. Please revise your table to include also the M&A Advisory Fees payable to Roth Capital and Craig Hallum. Please also revise your disclosure to disclose the effective fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Q: Did the SportsMap Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed . . ., page 13

4. We note that it does not appear that SportsMap Board sought a third-party valuation and did not receive any valuation report or opinion from a third party in connection with the business combination. Please disclose any discussions related to obtaining a fairness opinion for the business combination and the basis for the SportsMap Board determining it was not necessary to obtain a fairness opinion for the business combination.
Summary of the Proxy Statement, page 19

5. Please revise to expand your descriptions of ICI in this section. Please expand your disclosure to discuss the types of products and services ICI provides and how it generates revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income (loss) for the year ended December 31, 2022 and your limited operating history and substantial dependence on a limited number of customers.
         Please also disclose that the audit opinion for SportsMap includes a paragraph related to substantial doubt about the ability of SportsMap to continue as a going concern.
Organizational Structure, page 25

6. Please amend your disclosure to provide a diagram of the post-business combination ownership structure of New ICI, including ownership percentages of the relevant parties.
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FirstName
SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
June 6, 2023NameSportsMap Tech Acquisition Corp.
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Summary of the Material Terms of the Transactions, page 32

7.       We note your disclosure on page 20 that the Adjusted Equity Value will be equal to (a)
         $100,000,000, less (b) the aggregate amount of ICI   s outstanding
indebtedness, plus (c)
         the aggregate exercise price that would be paid in respect of participating options to acquire shares of ICI Common Stock if all such options were exercised in full immediately prior to the Effective Time, plus (d) all cash and cash equivalents of ICI, plus
         (e) the aggregate principal amount of any ICI Convertible Notes entered into by ICI...
         You also disclose on page 32 that the    aggregate merger
consideration payable to holders
         of ICI common stock and options will be   equal to the Adjusted Equity
Value, together
         with any Earnout Shares       Please amend your Summary of the
Material Terms to
         provide an estimated Adjusted Equity Value and per share merger consideration as of a recently practicable date.
Risks Related to SportsMap and the Business Combination, page 66

8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. We note that page 3 states that the Public
         Warrants are redeemable following the initial business combination. Please discuss the circumstances in which the public warrants are eligible to be redeemed by the Company.
         To the extent that there is a threshold trading price of common stock that would allow the company to redeem the warrants, please clarify whether recent common stock trading prices exceed that threshold. Clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption
Activities taken by SportsMap Stockholders to increase the likelihood of approval..., page 71

9. We note disclosure here that at any time prior to the special meeting, the Sponsor,
         SportsMap   s officers, directors and advisors and/or their respective affiliates may
         purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of SportsMap common stock.
         You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with
         Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure
         Interpretation 166.01 (March 22, 2022), available on our public website, please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.
Following the Business Combination, warrants will become exercisable for New ICI Common
Stock, which would increase the number . . ., page 73

10. Quantify the value of warrants, based on recent trading prices, that may be retained by
 David Gow
FirstName
SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
June 6, 2023NameSportsMap Tech Acquisition Corp.
June 6,
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         redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Ownership of New ICI, page 101

11. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders and the two tranches of
         Earnout Shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Background of SportsMap's Interaction with ICI, page 106

12. Please describe how ICI was identified as a potential target and by whom, and how the negotiations were started and by whom.
13. We note that the parties discussed the process of raising capital in a PIPE financing on a call on September 12, 2022. Please clarify the current status of discussions and negotiations regarding a PIPE transaction. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, what relationships the PIPE investors have to SportsMap, the Sponsor, ICI and its affiliates, and advisors, if any, and how the terms of the PIPE transaction were determined.
14. Please revise your background section to provide more detail regarding the topics discussed in the due diligence calls related to ICI's financials and competitive opportunity. We note that SportsMap considered these calls to be constructive in enabling its understanding of ICI's value proposition and growth prospects, and the factors that considered to arrive at the $100 million valuation. Please revise your disclosure to discuss what in particular was discussed with respect to these topics, as well as the relevant positions of each party and how these topics influenced the terms of the transaction and SportsMap's understanding of ICI's value proposition. Please also discuss what in particular was considered with respect to the financial projections.
             the September 7, 2022 meeting focused on ICI's strategy, long-term vision and
              financial forecast;
             the October 14, 2022 call focused on the background support of certain claims in the
              presentation, including the total addressable market size for the business;
             the discussion of "ICI   s competitive landscape, including one
competitor   s history of
              leadership in the industry and ICI   s new competitive advantage
enabled by its
              software" on October 24, 2022;
             the October 31, 2022 call focusing on ICI's financial forecast;
             the November 30, 2022 call reviewing ICI's financial forecast, including how it had
              been updated "based on feedback from the previous due diligence call"
 David Gow
FirstName
SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
June 6, 2023NameSportsMap Tech Acquisition Corp.
June 6,
Page 5 2023 Page 5
FirstName LastName
15. Please disclose the deal terms proposed by SportsMap in the Draft LOI sent September
         16, 2022, including the valuation. Please also explain how SportsMap arrived at this valuation. We note that SportsMap and its advisors considered several factors to arrive at its $100 million valuation, including "trends in infrared imaging, the competitive
         landscape, the value of adding ICI   s new software to its cameras,
sales prospects to
         existing and future customers, scalability of the business, and the
ICI management team   s
         ability to scale the business." Please elaborate on how SportsMap considered these factors, including how its view and position on these topics and how they influenced SportsMap's proposed valuation.
The Comparable Companies Approach, page 110

16. You disclose that Craig-Hallum compared a range of valuation multiples to the $140 million post-transaction valuation based on the projected revenue for 2023 and LTV gross margins, and also compared the resulting ratios of enterprise value to 2023 projected revenues. We have the following comments:
             Please clarify when the comparable companies analysis was conducted;
             Please explain the criteria used to select the comparable companies, whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion; and
             Please disclose the source for the equity research analysts consensus estimates used to determine the enterprise value for the comparable companies. Valuation of ICI's Business, page 110

17. Please provide the following information with respect to your $140 million enterprise value for ICI and revise your presentation accordingly:
             Describe and quantify the components of enterprise value and reconcile the associated equity valuation to merger consideration of $100 million to be issued in common stock to the former shareholders of ICI.
             You state that "[i]n order to arrive at the $100 million valuation of ICI, SportsMap and its advisors considered several factors, including trends in infrared imaging, the
             competitive landscape, the value of adding ICI   s new software to
its cameras, sales
             prospects to existing and future customers, scalability of the business, and the ICI
             management team   s ability to scale the business." Please revise
to provide the
             information, analysis and conclusions relied upon to support the September 16, 2022 valuation of $100 million. Please explain how that valuation was prepared, including the level of assistance that Craig-Hallum provided to SportsMap's Board of Directors.
The SportsMap Board's Reasons for the Business Combination, page 111

18. We note that the high gross margins and projected multiples that the Board considered when evaluating the business combination were based on ICI's successful shift to an SaaS revenue model. Please disclose what consideration the Board gave to ICI's limited operating history in providing SaaS solutions, as discussed in the risk factor titled, "ICI
 David Gow
SportsMap Tech Acquisition Corp.
June 6, 2023
Page 6
         has a limited operating history providing SaaS solutions, which makes it difficult to evaluate its future prospects and the risks and challenges it may encounter."
Interests of SportsMap's Directors and Officers in the Business Combination, page 113

19. Please quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of the business combination, including the current value of the private placement units and the private placement warrants, and any fees due. We note, for example, the fees payable to the Sponsor pursuant to the Administrative Services
         Agreement.
20. We note your disclosure that certain shareholders have agreed to waive their redemption rights. Please describe here and elsewhere in the prospectus any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
Certain Forecasted Financial Information for ICI, page 115

21.      Please disclose whether the projections for 2023 still reflect
management   s views on
         future performance given actual historical 2022 amounts. For example, it appears that the actual gross margin for 2022 was significantly less than projected.
22. The projections show a significant increase in revenues to $20.5 million in 2023. We also
         note that the majority of ICI   s forecasted gross margin expansion is
expected to be
         realized from a greater mix of revenues from its newer SaaS offerings, which yield higher
         gross margins than ICI   s hardware products. In this regard, please
help investors better
         understand the reasonableness of the assumptions underlying the projections by separately identifying the projected revenue estimates for each significant product and service as well as your consideration of historical revenues in arriving at projected revenue amounts. For example, we note your disclosures on page F-15 indicate that there have been limited historical SaaS revenues.
23. Please provide additional detail regarding the assumptions and limitations underlying your financial projections. We note, for example, the projected increase in revenue from $8.4 million in 2022 to $20.5 million in 2023. Please explain how the Board considered the reasonability of these projections, in light of the fact that ICI only launched its SaaS systems in 2022 and the early development stage of ICI's market opportunities. We note your risk factor disclosure that "ICI has a limited operating history providing SaaS solutions, which makes it difficult to evaluate its future prospects and the risks and challenges it may encounter", that "ICI has a history of losses or low income, and ICI expects to incur significant expenses and continuing losses for the foreseeable future," and
FirstName LastNameDavid Gow
       the market and industry barriers you discuss in "If ICI   s products are
not adopted in its
Comapany    NameSportsMap
       targeted end markets, Tech   Acquisition
                              its business will beCorp.
                                                   materially and adversely
affected. uncertainty
June 6,regarding
        2023 Pagethe
                   6 acceptance and speed of adoption."
FirstName LastName
 David Gow
FirstName
SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
June 6, 2023NameSportsMap Tech Acquisition Corp.
June 6,
Page 7 2023 Page 7
FirstName LastName
24. We note your statement on page 115 that the Board considered the unaudited prospective financial information for ICI provided by ICI's management in December 2022. Address how the board determined the reasonableness of the projections; the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections was assessed. Regarding alternative scenarios, we note, for example, that projected financial information were also discussed in the August 1, 2022 and August 9, 2022 conversations. Please discuss why the board determined to use the
         December 2022 projections and how the projections from August 2022 were different, including the assumptions used, clarify when the projections were prepared and include the August 2022 projections in your filing. Please also discuss the possible impact if the projections are not correct.
25. We note ICI's belief that its operating history provides a reasonable basis for the estimates and assumptions underlying the forecasts, particularly with respect to the performance of its business due to hardware sales. We also note that in preparing the Comparable
         Companies analysis that was based on ICI's 2023 projections, the Board "focused less on
         ICI   s recent historical performance and more on its future growth prospects in the
         industrial sector." Please disclose whether the Board considered ICI's operating history when reviewing the forecasts, and what consideration was given to presenting separate revenue projections for your SaaS and hardware sales.
Information about ICI
Business Overview, page 154

26. We note your estimates for your $16 billion global addressable market and for the TAM estimates in each of your four target markets. Please balance your disclosure in these sections by addressing your current market share in each such target market. Please also disclose the sources, methodology, and the assumptions and limitations you relied on for these estimates. We note, for example, that you estimated the TAM based on "estimated potential customers in each market, our expectations regarding the scope of potential uses of thermal sensing solutions in those markets, and our estimates of average selling prices in those markets and potential opportunity for software solutions to increase the utility of thermal imaging and sensing solutions," and that you expect increased regulations to drive demand in each of your target markets.
Our Customers, page 159

27. We note your disclosure on page 29 that ICI is substantially dependent on its partnership with a few key customers and its business could be materially and adversely affected if its partnership with any of such customers were terminated. You also disclose on page F-11 that two customers accounted for 21% and 10% of your accounts receivables for the year ended December 31, 2022. Please expand your disclosure in this section to identify these key customers that ICI, or tell us why you do not believe such identification is material.
         Please also advise whether you have agreements with these customers on which you are
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SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
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June 6,
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         substantially dependent, and if so, disclose the material terms of such agreements, including any minimum purchase commitments. Refer to Item 601(b)(10) of Regulation
         S-K.
Competition, page 162

28. We note your disclosure of your large-scale manufacturing competitors, such as Teledyne
         Flir and Fortive, in the global market for infrared sensing devices. Please revise to provide additional context regarding your competitive position in each of your four target markets, including the types of products and companies with whom you compete in those industries.
Grow Wallet Share with Enterprise Customers, page 162

29. We note that as your hardware and device customers become users of your SmartIR SaaS solution, you expect to be able to "uncover new cases and corresponding solutions."
         Please explain what kind of cases could arise from increased use of your Smart IR SaaS system, and how you expect to respond to them to develop the corresponding solutions.
Intellectual Property, page 164

30. For each material patent or patent family, please revise your disclosure to include the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), whether the patents are licensed or owned, the jurisdiction of the patents, and the expiration year. Please consider presenting this information in tabular form.
Critical Accounting Policies and Estimates
Revenue Recognition, page 171, page 171

31. We note your disclosures beginning on page 156 regarding your different products and services. Please help us better understand how you how you determined your performance obligations under ASC 606 and correspondingly the revenue recognition method for each performance obligation. Please ensure that your analysis specifically addresses the following:
             How you determined that your product sales are distinct from the SaaS subscriptions;
             How you determined technical support and software upgrades are distinct obligations and are considered a separate stand ready performance obligation;
and
             How you determined that ancillary services derived from the calibration of infrared cameras, maintenance and training are also distinct obligations. Unaudited Pro Forma Combined Financial Information, page 178

32. Your disclosures on page 183 indicate that the ICI Convertible Notes will convert into ICI
         Class A Common Stock immediately prior to the Effective Time and will be exchanged for shares of SportsMap Common Stock in the Business Combination in the same manner
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SportsMap LastNameDavid
            Tech AcquisitionGow
                             Corp.
Comapany
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         as ICI Class A Common Stock. Please also confirm in your disclosures that the ICI Class
         A Common Stock that the holders of the ICI Shareholder Promissory and ICI Convertible
         Promissory Notes will receive will also be exchanged for shares of SportsMap Common
         Stock in the Business Combination. It is also not clear why your disclosures on page 185 indicate that the ICI Shareholder Promissory Notes and the Investors Convertible
         Promissory Notes will be reflected as equity classified instruments post-closing given that it appears that these notes will have been converted at or prior to the Effective Date into
         ICI Class A Common stock and no longer be separate instruments. Please advise or revise your disclosures as necessary.
33. You disclose on page 185 that total transaction cost are estimated to be $12.1 million in the no additional redemptions scenario and $13.7 million in the maximum redemptions scenario, of which $6.8 million and $5.2 million, respectively would be cash settled and the remainder would be settled with the issuance of shares of ICI Class A Common
         Stock. Please address the following:
             It is not clear why the pro forma statement of operations for the year ended December
              31, 2022 does not appear to reflect transaction costs. We remind you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release
              33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary;
             Please clarify in your disclosures how these amounts correspond to Adjustments C, D as well as G, H related to transaction costs; and
             Your disclosures on page F-35 refer to Contingent Business Combination Fees. It is not clear whether these are also reflected in your pro forma amounts. Please advise or revise your disclosures as necessary.
34. We note that ICI is not required to consummate the Business Combination if there is not at least $10 million of Aggregate Transaction Proceeds after giving effect to payment of amounts that SportsMap will be required to pay to redeeming stockholders upon consummation of the Business Combination. Given the pro forma balance sheet assuming maximum redemptions, shows remaining pro forma cash $4.8 million, please address in your disclosures how this condition is met.
35. We note your disclosures on page 185 indicating that you are still evaluating the post-
         closing accounting treatment for your contingent obligation to issue earnout shares to assess if the arrangement qualifies as an equity or liability classified instrument. It is currently reflected as an equity classified instrument with earnout compensation expense reflected in the unaudited pro forma combined pro forma statement of operations. Please expand your disclosures to clarify the specific terms that resulted in your determination that they should currently be classified as an equity classified instrument with earnout compensation reflected on the pro forma statement of operations pursuant to your consideration of ASC 815-40, ASC 480, and ASC 718. Please also disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post
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            Tech AcquisitionGow
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         combination common stock could have on the pro forma financial statements. Refer to
         Article 11-02(b)(10) of Regulation S-X. Finally, please disclose the fair value of these earnouts and how such fair value was determined.
Note 4. Unaudited Combined Pro Forma Balance Sheet Adjustments and Assumptions, page 186

36.      In a similar manner to your breakdown provided of Additional Paid-in
Capital
         adjustments on page 187, please also provide a breakdown of Cash and Cash Equivalents adjustments so you can clearly see the impact of each adjustment. Beneficial Ownership, page 195

37. We note your disclosure that "[t]he following table does not reflect record or beneficial ownership of the SportsMap Warrants because such warrants are not exercisable within 60 days of the date of this proxy statement." Please disclose the Sponsor's and its affiliates' beneficial ownership interest in the combined company, assuming exercise and conversion of all securities.
38. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the entities affiliated with Periscope
         Capital Inc. and Barclays PLC.
Material U.S. Federal Income Tax Considerations, page 204

39. We note that the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. We also note your statement that holders of SportsMap Common Stock "are not expected to recognize any gain or loss" under U.S. federal income tax laws as a result of the adoption of the Proposed Certificate of Incorporation, and that "[i]t is expected that each such holder would have the same basis" in its New ICI Common Stock as it did in the SportsMap Common Stock. Please revise to include an opinion of counsel covering the material tax consequences of the merger and state that the disclosure in this section represents the opinion of counsel. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. For further guidance, refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin
         No. 19.
Financial Statements of Infrared Cameras Holdings, Inc.
Segments and Geographical Information, page F-9

40. Please address whether revenue from any individual country is material and if so, how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenue.
41. We note your disclosures on page 159 that no single customer accounted for more than
         11.5% of your revenue from product sales. Please address what consideration you gave to
         ASC 280-10-50-42 which requires disclosures regarding transactions with a single
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SportsMap Tech Acquisition Corp.
June 6, 2023
Page 11
      external customer when revenues reflect 10% or more of your revenues. Financial Statements of SportsMap Tech Acquisition Corp.
Warrants, page F-44

42. It is not clear why you disclose that there were no warrants outstanding as of December
      31, 2022 and December 31, 2021 as it would appear that there are both public and private warrants outstanding.
General

43. Please revise your prospectus to clarify how you refer to ICI as the private company and
      ICI as the post-business combination company. We note several instances in your prospectus where it is unclear whether you are referring to ICI or New ICI. For example, on page 116, you state that "ICI does not plan to refer back to the selected forecasted financial information following the Business Combination."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jordan Nimitz at 202-551-5831 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameDavid Gow                                Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameSportsMap Tech Acquisition Corp.
                                                           Services
June 6, 2023 Page 11
cc:       Ralph de Martino, Esq.
FirstName LastName